ITEM 9 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GROUP RESULTS

                                                                      Years ended December 31,
                                                                     ---------------------------
                                                                        1998      1997      1996
HIGHLIGHTS                                                           -------   -------   -------
Total replacement cost operating profit..............  ($ million)     6,521    10,683    10,634
Replacement cost profit before exceptional items.....  ($ million)     3,963     6,625     6,662
Replacement cost profit for the year.................  ($ million)     4,615     6,615     6,248
Historical cost profit for the year..................  ($ million)     3,224     5,676     7,420
Profit per Ordinary Share (diluted)..................  (cents)            33        59        77
Dividends per Ordinary Share.........................  (cents)          39.5      36.0      31.0

     The merger between BP and Amoco became effective on December 31, 1998, resulting in the Company being owned 60% by former BP shareholders and 40% by former Amoco stock holders. In accordance with UK GAAP, the merger method of accounting has been applied in preparing the financial statements. The merger qualifies for the pooling of interests method of accounting under US GAAP.

     Under merger accounting, the results and cash flows of BP and Amoco are combined from the beginning of the financial period in which the merger occurred. The assets and liabilities of the two companies are combined at the amounts at which they were previously recorded after adjusting to achieve consistency of accounting policies. Consequently, the financial and operating information and discussion for 1998 and prior periods are presented for BP Amoco on a combined basis. The separate results of each company, on a UK GAAP basis, are shown in Item 18 -- Note 44 of Notes to Financial Statements.

     BP Amoco's operations are substantially US dollar-based. To reflect this, the reporting currency of the Group has been changed to the US dollar. Financial information for all periods presented is shown in US dollars.

     The US dollar was relatively stable against European currencies in 1998. In 1997 most currencies declined against the dollar, except for sterling which strengthened to an average of $1.64/L1 from $1.56/L1 in 1996.

     In 1998, financial performance was affected by general price deflation and erosion of margins, with a 34% fall in average oil realizations and deterioration in both the downstream and chemicals environments. Productivity improvements, cost savings and higher sales volumes partially offset this significant downturn in the operating environment.

     Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) for 1998 was $3,963 million compared with $6,625 million in 1997. In addition to exceptional items (as identified under UK GAAP) these results included net special charges of $597 million ($469 million after tax) in 1998 and $133 million ($106 million after tax) in 1997. Special items are non-recurring charges and credits reported in the period, which are not exceptional items. The special items in both years consisted principally of asset write-downs in respect of fixed asset impairments. After excluding these special items, the 1998 results were 34% lower than that of 1997. 1998 results reflect the new requirement to capitalize certain information technology expenditure of a type which had been expensed in previous years. The amount capitalized in 1998 was some $160 million. For further details of the accounting for computer software costs, see Item 18 -- Note 45 of Notes to Financial Statements. The return on average capital employed, based on replacement cost profit before exceptional items, was 9% compared to 14% in 1997.

     The historical cost profit for 1998 was $3,224 million after inventory holding losses of $1,391 million. This compared with a profit of $5,676 million after inventory holding losses of $939 million for 1997. The results for 1998 included net exceptional profits of $850 million ($652 million after tax); those of 1997 included net exceptional profits of $128 million (losses of $10 million after tax).

     The 1997 replacement cost profit before exceptional items represented a small decrease compared with 1996. It was achieved against mixed operating conditions. Oil prices, down by a dollar per barrel compared with 1996, were compensated for to some extent by higher natural gas prices, operating improvements and higher oil production. Refining margins experienced by BP Amoco were more favorable than those of 1996 and retail margins recovered to some extent in the UK. Offsetting these effects were increasing competition in the US and Australasian retail markets and the decline of most currencies against the dollar. Higher income was achieved through improved operating performance in both refining and marketing, including the benefits of the BP/Mobil joint venture in Europe. Chemicals experienced improved volumes and some higher margins but was adversely affected by lower paraxylene margins, the strength of the dollar against the Deutschmark and Asian currency weakness in the latter part of the year. The 1996 result included net special charges of $74 million, before tax, relating to early redemption of debt.

     The historical cost profit for 1996 was $7,420 million. This included inventory holding gains of $1,172 million and net exceptional charges of $462 million ($414 million after tax and minority interests). The replacement cost profit before exceptional items was $6,662 million.

     The total dividends announced in respect of 1998 were $4,121 million, against $3,452 million in 1997. Over half of this increase was a non-recurring effect of the entitlement of former Amoco shareholders to the BP Amoco dividend in respect of the fourth quarter of 1998 in addition to the Amoco dividend announced in the fourth quarter. The Company intends to announce dividends in the future with a payout of around 50% of our estimated average earnings through the business cycle.

     Capital expenditure and acquisitions amounted to $10,362 million, 9% down on 1997. Expenditure in 1998 included the acquisition of Styrenix Kunststoffe, a plastics business in Germany. In 1997 expenditure included the acquisition of interests in A O Sidanco in Russia, Pan American Energy in Argentina and Empresa Petrolera Chaco in Bolivia. Expenditure in 1999 is likely to be around $7 billion, reflecting sharpened focus in the capital program. Exploration and Production expenditure is likely to be reduced to take into account the current low oil prices and investment projects in Asia are expected to be carried out over a longer time-frame than previously envisaged. Capital expenditure net of divestments in 1998 was $8,195 million (1997 $9,588 million).

     At the April 1998 annual general meeting, BP shareholders gave authority for the directors to repurchase up to 5% of the company's ordinary share capital for cancellation. Prior to the completion of the merger with Amoco the board resolved not to exercise this authority and this was communicated to shareholders at the extraordinary general meeting held to approve the merger. During 1998 BP completed its program to buy shares in the market to the value of $500 million to meet future obligations under employee share schemes.

     Amoco began a two-year, $2 billion stock repurchase program in 1997 which was terminated as a result of the merger. In 1998, 13.8 million shares of common stock were repurchased and cancelled at a cost of $584 million.

EXCEPTIONAL ITEMS

     Exceptional items comprise profits or losses on the sale of businesses and fixed assets, merger transaction costs and fundamental restructuring charges.

     In 1998 sales of businesses and fixed assets generated net profits before tax of $1,048 million. The principal sales were exploration and production properties in the USA and Papua New Guinea, the refinery in Lima, Ohio, the sale and leaseback of the Amoco building in Chicago, Illinois, the retail network in the Czech Republic, the Adibis fuel additives business and a speciality chemicals distribution business. Also included was the disposal by the BP/Mobil joint venture of its retail network in Belgium. Merger transaction costs of $198 million in respect of advisers' fees and expenses were incurred in 1998.

     The major elements of the net profit before tax on the sale of businesses and fixed assets in 1997 of $440 million were the sales of US exploration and production properties and an intrastate natural gas pipeline unit in Texas. The loss on sale of businesses by joint ventures relates principally to the costs of the BP/Mobil joint venture terminating base oil manufacturing operations at Llandarcy in the UK. A charge of $265 million was made in respect of BP Amoco's share of the second tranche of implementation costs relating to the European downstream joint venture with Mobil. Also in 1997, costs of $118 million were charged representing the balance of the costs associated with the rationalization of the BP Amoco Group's international refining system announced in 1995. These costs were offset by the release of provisions of $71 million originally set up in 1995. This was a result of the decision to continue operating the Lavera, France, refinery.

     In 1996 the net loss on the sale of businesses and fixed assets of $171 million before tax resulted principally from the sale of the polystyrene foam products and Carborundum businesses, properties in the

UK and USA and Canadian upstream assets. The implementation costs relating to the European downstream joint venture with Mobil charged against income in 1996 included $226 million for BP Amoco's share of severance, restructuring and rebranding in the joint venture and $41 million in respect of asset write-downs and some BP-specific costs. Cash outflows relating to these costs were $122 million in 1998, $307 million in 1997 and $69 million in 1996.

     In addition, $24 million of severance costs were incurred in 1996 as a result of the refinery network rationalization announced in 1995.

BUSINESS OPERATING RESULTS

     Total replacement cost operating profit, which is arrived at before inventory holding gains and losses, interest expense, taxation and minority interests, and before exceptional items, was $6,521 million in 1998, $10,683 million in 1997 and $10,634 million in 1996. The business results which follow are presented on this basis.

EXPLORATION AND PRODUCTION

                                                                      Years ended December 31,
                                                                     ---------------------------
                                                                        1998      1997      1996
                                                                     -------   -------   -------
Total replacement cost operating profit..............  ($ million)     3,231     7,385     7,763
Results included:
  Exploration expense................................  ($ million)       921       962       997
Key statistics:
  Average prices realized by BP Amoco:
     North Sea.......................................  ($/bbl)          12.7      19.1      20.4
     Alaskan North Slope.............................  ($/bbl)          12.6      19.0      19.7
     US natural gas..................................  ($/mcf)           1.8       2.2       1.9
Crude oil production (a).............................  (mb/d)          2,049     1,930     1,903
Natural gas production (a)...........................  (mmcf/d)        5,808     5,858     5,917
Total production (a)(b)..............................  (mboe/d)        3,050     2,940     2,924

------------

(a)  Includes BP Amoco's share of associated undertakings.

(b) Expressed in thousands of barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet : 1 million barrels.

     In 1998 our upstream business performed well in a most difficult environment. Replacement cost operating profit, adjusted for net special charges, declined by 50%. The special charges of $485 million principally comprised $200 million for the write-down of the Group's investment in A O Sidanco and $104 million for the impairment of the Opon field and $110 million for the adjacent power plant in Colombia. Brent North Sea oil averaged $6.4 a barrel below the 1997 level while North American natural gas prices were some 40 cents per thousand cubic feet below the 1997 average.

     Increased production volumes, coupled with a sustained focus on costs, boosted this performance. Production grew 3.7% to 3,050 thousand barrels of oil equivalent a day (mboe/d). Production of oil, condensate and natural gas liquid increased by 6.2% to 2,049 thousand barrels a day (mb/d), while natural gas production fell 0.9% to 5,808 million standard cubic feet a day (mmcf/d) because of the decline at older UK offshore fields. This decline is expected to be offset in 1999 by a full year's production from the Eastern Trough Area Project
(ETAP).

     This production growth was supported by strong performance from our 1997 start-ups, and completion of a large number of new projects in 1998. These included ETAP, Viking Phoenix, Brown and Bruce Phase 2 in the North Sea; Schiehallion and Loyal, west of Shetland; Hugoton natural gas plant in the USA; the second phase of development of the Cusiana/Cupiagua project in Colombia; and Pedernales phase 2 in Venezuela. Start-up of these projects contributed towards the transfer of 1.38 billion barrels of oil equivalent of reserves to developed status.

     In 1998, finding and development costs averaged $4.7 a barrel of oil equivalent, within our targeted range of $4 to $5. Lifting costs averaged $3.2 a barrel of oil equivalent, compared with $3.0 in 1997.

     Exploration and Production's total replacement cost profit for 1997 of $7,385 million represented a decrease of $378 million compared with 1996. Although production was increased by 1% and higher worldwide natural gas prices contributed favourably to 1997 results, these effects were more than offset by the impact of lower oil prices which, at $19.1 per barrel, were down on average by some 6% compared with 1996.

     Crude oil production in 1997 averaged 1,930 mb/d, an increase of 27 mb/d on 1996, while natural gas production fell to 5,858 mmcf/d from 5,917 mmcf/d in 1996. The increase in oil production included a full year's production from fields in the North Sea and the Gulf of Mexico commissioned in 1996 and new or incremental production in 1997 in a number of areas. These increases compensated for normal declines in production from mature fields in areas such as Alaska and the North Sea, the effect of major maintenance shut-downs and disposals of non-core interests. The decrease in natural gas production resulted from normal declines in production in mature fields and disposals of interests, primarily in the USA. These were partially compensated for by strong natural gas sales in the UK and new production from equity-accounted entities.

     Reserve replacement in 1998 was 132% of production, with 1,339 million barrels of oil equivalent added to proved reserves. This was the fifth consecutive year in which we successfully replaced our reserves. Within this growth, natural gas reserve replacement of 244% of production exceeded oil reserve replacement of 71% of production.

     During 1998, discoveries occurred in many parts of the world. Our success in Angola continued with new finds in Kissanje, Marimba, Hungo and Dikanza in Block 15. In South America, there was a successful discovery at the Tropical-1X well on the Quiriquire block in Venezuela, in which we have a 45% stake. In Norway, the Barden well confirmed significant natural gas reserves in the Southern extension of the Ormen Lange Dome. Other substantial oil and natural gas discoveries were made off the coast of Trinidad and in Egypt, Canada and the USA.

     Capital expenditure and acquisitions decreased from $7,879 million in 1997 to $6,318 million in 1998.

     In 1999, projects coming on stream should include the Ursa, Europa and Marlin developments in the Gulf of Mexico which are on, or ahead of, schedule, and the Pascagoula natural gas liquid processing plant for deepwater production is expected to begin operations. We have also started construction of the Great Yarmouth power plant in eastern England.

REFINING AND MARKETING

                                                                      Years ended December 31,
                                                                   -------------------------------
                                                                   1998 (a)    1997 (a)       1996
                                                                   --------    --------    -------
Total replacement cost operating profit...........  ($ million)      2,564       2,292       1,708
Indicative industry global refining margin........  ($/bbl)            1.7         1.8         2.2
Refinery throughputs..............................  (mb/d)           2,698       2,855       2,804
Total marketing sales.............................  (mb/d)           3,137       3,083       2,924

------------

(a) Includes BP Amoco's share of the BP/Mobil joint venture.

     1998 was a year of strong performance for the downstream business. Underlying performance delivered total replacement cost operating profit of $2,564 million, an increase of 12% over 1997, with a competitive return on fixed assets of 12%. This outcome was achieved in spite of difficult trading conditions, characterized by reduced refining margins in the second half of the year and the impact of economic slowdown in our growth markets. 1998 also benefited from the capitalization of IT expenditure of $70 million which would have been expensed in earlier periods.

     Marketing volumes rose in spite of divestments across both the retail and commercial segments, with continued improvement flowing from our US and European operations. The retail business grew during the year, with volumes up 3%. The focus on growing our convenience retailing activity as one of our key strategic objectives continued. The 'Split Second' US convenience store format was rolled out in Atlanta, Georgia; Philadelphia, Pennsylvania; Chicago, Illinois; Denver, Colorado and south Florida, with high customer satisfaction ratings. Our commercial marketing activities continued to deliver strong growth in income with the drive towards customer-focused marketing solutions.

     In 1998, despite lower overall margins our refining business achieved good results. A combination of cost savings and improved operating efficiency produced a 12% improvement in total replacement cost operating profit compared with 1997.

     In 1997, Refining and Marketing's total replacement cost operating profit was $2,292 million, a year-on-year increase of 34%. The increase reflected continuing operating improvements in both refining and marketing, a good trading performance, and the benefits derived from the BP/Mobil joint venture in Europe. The impact of the operating conditions was mixed, with better BP Amoco refining margins generally and improved retail margins in the UK, offset by an increase in competitive pressures in the US and Australasian retail markets.

     Marketing volumes in 1997 were 5% higher than in 1996, reflecting the benefits of the European joint venture with Mobil, expansion into emerging markets, and a concerted effort to improve retail facilities in established markets.

     In 1997 crude oil processing at the Pernis site in Rotterdam, the Netherlands, was terminated, and the refurbished crude unit at the Europoort site commenced operations. A review of options in respect of the Lavera refinery in France indicated that the sale or closure anticipated as part of BP's global refinery network rationalization, announced in 1995, was no longer the optimal solution and the refinery continues in operation within the BP/Mobil joint venture. In Germany, the new refining company Bayernoil, created by the merger of the RVI refinery (BP 62.5%) and ERN (Neustadt) refinery (Mobil 50%), was established on January 1, 1998.

     Capital expenditure in 1998 was $1,937 million compared with $1,824 million in 1997. The Group's capital expenditure on refinery assets, including environmental and investments in line with regulatory requirements to improve product quality, totalled $685 million in 1998 compared with $581 million in 1997. Major investment in the Grangemouth refinery in Scotland to increase middle distillate yields was completed successfully in 1998, while the program to position the Toledo, Ohio, refinery to run on cheaper heavy crudes progressed as planned towards commissioning in 1999. We also successfully completed the sale of the Lima refinery in Ohio. Capital expenditure on marketing assets was $1,252 million compared with $1,243 million in 1997.

CHEMICALS

                                                                    Years ended December 31,
                                                                  -----------------------------
                                                                     1998       1997       1996
                                                                  -------    -------    -------
Total replacement cost operating profit....  ($ million)            1,100      1,530      1,654
Chemicals production (a)...................  (thousand tonnes)     20,073     19,491     17,498

------------

(a) Includes BP Amoco's share of associated undertakings and other interests in production.

     In 1998, margins for most commodity chemicals deteriorated compared with 1997. This reflected increased industry capacity, weak demand in Europe and the financial crisis in Asia. These factors were offset to some extent by our continued focus on self-help initiatives, such as cost reduction, and by the benefits of our investment in proprietary technology.

     The total volume of product manufactured rose by 3% in the year, principally reflecting our styrenics acquisition in early 1998. As a result of all these factors total replacement cost operating profit was $1,100 million compared with $1,530 million in 1997.

     Total replacement cost operating profit for Chemicals in 1997 represented a decrease of some 7% compared with 1996. Improved volumes and higher margins for several products during 1997 were offset by a decline in paraxylene margins, the strength of sterling and a weaker Deutschmark, and Asian currency weakness in the latter part of the year.

     Chemicals production in 1997 benefited from capacity expansions brought onstream towards the end of 1996. This resulted in a year-on-year production increase of 11%.

     In 1998, divestments included the Adibis lubricants and fuel additives business and speciality chemicals distribution businesses in Europe and Australasia. During 1997 BP Amoco sold its advanced materials and phenolic resins business in the UK. In 1996, we completed the sale of our polystyrene foam products and Carborundum businesses.

     Capital expenditure and acquisitions in 1998 was $1,606 million compared with $1,145 million in 1997. During 1998 we acquired Styrenix Kunststoffe. Projects completed in 1998 included the purified terephthalic acid unit and paraxylene unit at Geel, a new metaxylene plant at Texas City, and the first stage of the planned $825 million investment program in the UK. Capital expenditure in 1997 included a number of expansions and constructions of new facilities.

OTHER BUSINESSES AND CORPORATE

                                                                     Years ended December 31,
                                                                   -----------------------------
                                                                      1998       1997       1996
                                                                   -------    -------    -------
Replacement cost operating loss...................  ($ million)        374        524        491

     Other Businesses and Corporate comprises Finance, the solar businesses, the Group's coal interest, interest income and costs relating to corporate activities worldwide.

     The net cost of Other Businesses and Corporate of $374 million for 1998 included $50 million for integration costs in respect of the BP Amoco merger. 1998 benefited from the capitalization of IT expenditure amounting to $65 million which would have been expensed in earlier periods.

INTEREST EXPENSE

     Interest expense includes the interest expense of equity-accounted associated undertakings and joint ventures, and the unwinding of the discount on provisions. Interest expense in 1998 was $1,173 million compared with $1,032 million in 1997. The increase reflected higher average debt, partly offset by lower interest rates.

     Total interest expense was reduced from $1,128 million in 1996 to $1,032 million in 1997 as a result of debt repayments and lower interest rates. The reported interest expense in 1996 included a net special charge of $75 million caused by the early redemption of $1 billion of bonds.

TAXATION

     The charge for corporate taxes in 1998 was $1,520 million compared with $3,013 million in 1997, and $2,783 million in 1996. The effective tax rate on historical cost profit was 32% in 1998, 34% in 1997 and 27% in 1996.

     Excluding the effects of exceptional items, the charge for corporate taxes was $1,322 million in 1998, $2,875 million in 1997 and $2,825 million in 1996. The decline in tax charge from 1997 to 1998 reflected the fall in income between those two years. The effective tax rate on replacement cost profit before exceptional items was 25%, compared with 30% in the previous year and in 1996. This reduction reflected the effects of tax relief on higher inventory holding losses and timing benefits. This rate is likely to rise in the future as these effects are expected to be less marked.

BP AMOCO GROUP'S FINANCIAL CONDITION

CASH FLOW

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Net cash inflow from operating activities...................      9,586     15,558     13,679
Net cash inflow (outflow)...................................       (906)       878        377

     Net cash flow for 1998 was an outflow of $906 million, compared with an inflow of $878 million in 1997. The change reflects lower operating cash flow resulting from lower income and a smaller reduction in working capital requirements than in 1997, partially offset by a turnaround in the funding position of the BP/Mobil joint venture, lower net capital expenditures and lower tax payments.

     Net cash inflow from operating activities fell from $15,558 million in 1997 to $9,586 million in 1998. Most of this decrease was caused by the effect on profits of the deterioration in the operating environment for all of our businesses. The requirement for funding working capital decreased in 1998 by $352 million, compared with a reduction of $1,779 million in 1997.

     Dividends from joint ventures and associated undertakings increased to $966 million in 1998 from $741 million in 1997, mainly as a result of improved profits from the BP/Mobil joint venture. The net cash outflow from servicing of finance and from returns on investments increased to $825 million from $655 million in 1997, principally because of the payment of dividends to minority shareholders. Tax payments fell from $2,273 million in 1997 to $1,705 million in 1998.

     Payments for capital expenditures on fixed assets and purchase of shares for employee share schemes, net of proceeds from sales of fixed assets, amounted to $7,298 million in 1998. This represented a small increase over the net payments of $7,432 million in 1997.

     Acquisitions and disposals of businesses resulted in a net cash inflow of $778 million in 1998 compared with an outflow of $2,624 million in 1997. This was due in part to an increase in disposal proceeds but principally to the funding situation with joint ventures. A turnaround in the funding position of the BP/Mobil joint venture produced net cash inflows of $708 million in 1998, whereas in 1997 the initial funding of this and certain other joint ventures caused an outflow of $1,967 million.

     Dividend payments decreased by $29 million to $2,408 million in 1998, reflecting an increase in distributions offset by a higher proportion of shareholders opting for the share dividend.

     In 1997 the net cash inflow of $878 million represented an increase of $501 million over 1996. The main elements in the improvement in 1997 over 1996 were increased operating cash flows, resulting mainly from decreased working capital requirements, and lower payments for capital expenditures. There were also lower net interest and tax payments, and increased dividends from associated undertakings and joint ventures.

     Net cash inflow from operating activities increased in 1997 to $15,558 million from $13,679 million in 1996. The major element of this was a reduction in working capital requirements in 1997 compared with an increase in 1996 caused principally by the effect of a rising oil price in the latter part of 1996.

     Dividend payments from joint ventures and associated undertakings increased to $741 million in 1997 from $476 million in 1996. The major part of this increase was the payment of dividends from the BP/ Mobil joint venture in its first full year of operation. Net interest paid fell from $910 million in 1996 to $668 million in 1997.

     Tax payments of $2,431 million in 1996 included $300 million in respect of the final net tax payment relating to the settlement, in 1994, of a tax dispute with the State of Alaska. After excluding this item, tax payments of $2,273 million in 1997 represented a decrease of $142 million on 1996.

     Net payments for capital expenditures on fixed assets and purchase of shares for employee share schemes, net of proceeds from sales of fixed assets, amounted to $7,432 million in 1997 compared with $7,965 million in 1996. The principal element in this reduction was an increase in disposal proceeds, which rose to $1,468 million in 1997 compared with $973 million in 1996. The increase in net cash outflow from acquisitions and disposals of businesses in 1997 to $2,624 million from $91 million in 1996 was principally due to the initial funding of joint ventures in 1997, as well as a reduction in disposal proceeds.

FINANCING THE GROUP'S ACTIVITIES

     The Group's principal commodity, oil, is priced internationally in dollars. Group policy has been to minimize economic exposure to currency movements by financing operations with dollar debt wherever possible, achieving this by currency swaps when funds have been raised in currencies other than dollars.

     The Group's finance debt is almost entirely in US dollars. Net debt, that is debt less cash and liquid resources, increased by $1,425 million during 1998, and net debt at the year-end stood at $12.9 billion. The ratio of net debt to net debt plus equity was 23% compared with 21% a year ago. In the absence of unforeseen events, we expect to keep this ratio below a target ceiling of 30%.

     At December 31, 1998 contracts had been placed for authorized future capital expenditure estimated at $3,691 million, mainly in respect of exploration and production activities. Such expenditure is expected to be financed largely by cash flow from operating activities. At December 31, 1998, the Group had substantial amounts of undrawn borrowing facilities available, including $2,800 million ($2,500 million at December 31, 1997) which were covered by formal commitments.

     BP Amoco has in place a Debt Issuance Program (the Program). Under the Program certain subsidiaries of the Group may from time to time issue debt securities guaranteed by the Company. The debt may have a minimum maturity of one month and no maximum maturity. Aggregate debt outstanding under the Program will not at any time exceed $2 billion or the equivalent in other currencies. At March 29, 1999, the amount drawn down against this Program was $1,134 million.

OUTLOOK

     Crude oil supply remains in excess of weakened demand, and inventory levels remain high. An enduring change in the oil price is likely to depend on the supply-side response to this situation.

     Downstream, margins and volumes are likely to remain under pressure, due to moderating demand and high inventory levels for oil products.

     In Chemicals, the downward pressure on margins and volumes is expected to continue for some time. This is caused by a combination of new industry capacity coming on stream at the same time as demand is weakening.

     The foregoing discussions focus on certain trends and general market and economic conditions and outlook on production levels or rates, prices and margins and, as such, are forward-looking statements that involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied by these discussions. By their nature, trends and outlook on production, price or margin are difficult to forecast with any precision, and there are a number of factors, including the dynamic nature of economic conditions, that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For a discussion of additional factors that may affect the above discussion, see Item 1 -- Description of Business -- Additional Factors Which May Affect Business.

FINANCIAL RISK MANAGEMENT

     Fluctuations in exchange rates can have significant effects on BP Amoco's operating results. The effects of most exchange rate fluctuations are subsumed within business operating results through changing cost competitiveness, lags in market adjustment to movements in rates, and conversion differences accounted on specific transactions. For this reason the total effect of exchange rate fluctuations is not identifiable separately in the Group's reported results.

     The underlying economic currency of the Group's cash flows is mainly the US dollar. Our foreign exchange management policy is to minimize economic and material transactional exposures from currency movements against the US dollar. Wherever possible, BP Amoco nets exposures using natural offsets to reduce foreign exchange risk. Significant residual non-dollar exposures are managed using a range of derivatives. In addition, most of the Group's borrowings are in US dollars, are hedged with respect to the US dollar or are swapped into dollars where this achieves a lower cost of financing.

     We are exposed to market risks arising from our normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. These risks are managed using a range of financial and commodity instruments including derivatives. We also trade derivatives in conjunction with these risk management activities.

     BP Amoco is exposed to interest rate risk on short- and long-term floating rate instruments and as a result of the refinancing of fixed rate instruments included in the Group's finance debt. Consequently, as well as managing the currency and the maturity of debt, BP Amoco manages interest costs through the balance between lower-cost floating-rate debt, which has inherently higher risk, and more expensive, but lower-risk, fixed-rate debt. The Group is exposed predominantly to US dollar LIBOR (London Inter-Bank Offer Rate) interest rates as borrowings are mainly denominated in, or are swapped into, US dollars.

     Historically BP has used derivatives to achieve the required mix between fixed and floating rate debt. Although Amoco was authorized to use derivative financial instruments as an additional tool in this regard, no derivatives have been used. During 1998, BP's upper limit for the proportion of floating rate debt was 65% of total net debt while Amoco's upper limit was 60% of total debt outstanding. An appropriate strategy for managing the interest rate risk of the new Group is currently being formulated.

     The Group's oil trading division uses financial and commodity derivatives as part of the overall optimization of the value of the Group's equity oil production and as part of the associated trading of crude oil, products and related instruments. The Group also uses financial and commodity derivatives to manage certain of its exposures to price fluctuations on natural gas transactions.

     In risk management and trading, only well-understood conventional derivative instruments are used. These include futures and options traded on regulated exchanges, and 'over-the-counter' swaps, options and forward contracts.

     Where derivatives constitute a hedge, the Group's exposure to market risk created by the derivative is offset by the opposite exposure arising from the asset, liability or transaction being hedged. By contrast, where derivatives are held for trading purposes, changes in market risk factors give rise to realized and unrealized gains and losses, which are recognized in the current period.

     All material derivatives activity, whether for risk management or trading, is carried out by specialist teams which have the appropriate skills, experience and supervision. These teams are subject to close financial and management control, meeting generally accepted industry practice and reflecting the principles of the Group of Thirty Global Derivatives Study recommendations. An independent control function monitors compliance with BP Amoco's derivative management policies. The control framework includes prescribed trading limits that are reviewed regularly by senior management, daily monitoring of risk exposure, marking trading exposures to market and reviewing open positions to assess BP Amoco's exposure in potentially adverse situations. Counterparty credit validation, independent of the dealers, is undertaken before contractual commitment.

     Further details of BP Amoco's use of derivatives appear in Item 9A -- Quantitative and Qualitative disclosures about Market Risk, and in Item 18 --
Note 28 of Notes to Financial Statements.

INSURANCE

     Although practice differed in certain respects between BP and Amoco in 1998, the combined Group will generally restrict its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered economic for BP Amoco. Losses will therefore be borne as they arise, rather than being spread over time through insurance premia. The position will be reviewed each year.

MILLENNIUM IT RISK

     The Year 2000 issue, which stems from computer programs written using two digits rather than four to define the applicable year, could result in processing faults on the change of century, producing a wide range of consequences.

     We have conducted a risk-based review of our computer systems and computer-controlled processes and have developed plans to remediate Year 2000-related faults by replacement or repair. Apart from some global and regional systems, which are handled centrally, project implementation is devolved to the management of operating units so as to ensure complete coverage. The project is designed to minimize risks arising from the Year 2000 problem which might endanger health, safety, the environment, the Group's reputation or its cash flow.

     The estimated total cost of BP Amoco's Year 2000 program is approximately $300 million to be incurred by the end of 1999. As at March 31, 1999, some $240 million had been spent. This estimate excludes the costs of existing major systems replacement projects launched independently of the Year 2000 remediation. The Year 2000 costs are charged against income in the period in which they are incurred.

     Our Year 2000 program covers all areas that are known to be impacted by the issue including IT application systems and infrastructure, process control systems and embedded microprocessors in plants, oil and gas fields and building facilities. The Year 2000 process also includes the ongoing assessment of Year 2000 readiness of critical suppliers, customers, joint ventures and partners.

     BP Amoco business units have identified third parties to their business operations, and reviewed such parties' Year 2000 status. This is generally accomplished in face-to-face meetings where the company shares status reports and hard evidence of Year 2000 progress with the third party in order to give each other mutual confidence. This is typically not done in a single meeting, but is repeated at intervals as appropriate to each third party. Where satisfactory assurance is not possible, alternative plans are put in place to handle potential failure of the third party. The value of such assurances as have been received is variable, depending on the credibility of the answer which in turn depends on the thoroughness with which Year 2000 remediation has been carried out and the assurer's own exposure to third party Year 2000 risk.

     Typically, new contracts include Year 2000 clauses, and where appropriate and feasible, existing contracts have had a Year 2000 clause inserted that has been agreed with local legal departments. Certain customary limitations on legal remedies do, however, remain, particularly on consequential loss.

     We have finished the global inventory and risk analysis work, and a substantial part of the remediation and testing effort is also complete. A small amount of remediation dependent on planned plant shutdowns and other remediation work consisting mainly of implementation of package software releases is scheduled for completion by September 30, 1999. Systems rationalization and organizational restructuring made necessary by the BP Amoco merger are being managed to avoid risks which might reduce the Group's ability to meet 2000 with confidence. BP Amoco is providing information to third parties, on request, as to the progress of its Year 2000 project.

     Because of the Group's widespread use of standardized hardware and global package software, in many instances the bulk of the work is achieved by upgrading to the supplier's most recent software release. BP Amoco believes its Year 2000 process is in line with best practice and is underpinned by an internal assurance process. We have not made extensive use of external verification.

     The Year 2000 project has caused the deferral of some other computer systems work. Other systems projects continue to be assessed on their economic value, and are resourced from internal and external personnel. BP Amoco has not experienced significant difficulties in retaining the necessary IT skills internally or obtaining them in the market.

     The Year 2000 problem may affect the operation of automated non-IT systems such as those used to control certain processes in oil production facilities, pipelines, refineries and chemicals plants. In relation to the engineering process control risk in these operations, BP Amoco has made some use of external engineering consultancies to help develop the methodology of risk assessment and analysis, to review progress and to ensure that the work has been carried out to an acceptable standard. We have also commissioned some of its engineering equipment suppliers to perform reviews of site systems adaptations where the supplier's expertise provides the most cost-effective means of completing this work. Emergency response systems are generally not dependent on IT and IT-related processes.

     To meet any unexpected Year 2000 failure in the Group or by key third parties, we are developing contingency plans to deliver a flexible response, especially for critical systems in the first days of 2000. Each business entity is accountable for identifying, categorizing, and prioritizing risks associated with the Year 2000 transition and developing and implementing appropriate contingency plans to mitigate those risks. We intend to use existing Crisis Management, Emergency Response and Business Continuity organizations, plans and procedures in Year 2000 contingency planning.

     The Group's objective is to ensure 'business as usual' in respect of our own operations. However, our detailed plans are based on assumptions about the robustness of infrastructure suppliers such as power and telecommunications, upon which its businesses are dependent. BP Amoco, together with other companies, remains exposed, to an unquantifiable degree, to the risk of major non-compliance by those suppliers and other third parties, and also to any abnormal customer demand patterns resulting from concerns about supply constraints around the 1999 year-end.

     The failure by third parties to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain of BP Amoco's normal business activities or operations. Due to the general uncertainty inherent in the Year 2000 problem, we are unable to determine at this time whether any such interruptions and failures will have a material impact on the Group's results of operations. We do not, however, expect them to have a material effect on the Group's liquidity or financial condition.

THE EURO

     As a result of the Treaty establishing the European Community, as amended by the Treaty on European Union, (the Treaty), European economic and monetary union (EMU) has occurred for eleven out of the fifteen member countries of the European Union (participating countries). The final stage of the Treaty began on January 1, 1999.

     For the participating countries, the fixed conversion rates between their sovereign currencies (legacy currencies) prior to January 1, 1999 and the euro have been established. The euro has been adopted as their common legal currency. The legacy currencies are scheduled to remain legal tender as denominations of the euro between January 1, 1999 and January 1, 2002 (the transition period).

     The United Kingdom has not participated initially in EMU, but may do so at a later time. The current policy of the UK government is that any decision to join EMU will only be taken after a national referendum of the people and, in any event, not before 2002.

     BP Amoco had adapted its commercial and financial processes so that its European operations were able to undertake transactions in the euro and capture competitive advantages offered by the new currency from January 1, 1999. The currency of accounting records and the related systems will be converted as appropriate during the transition period, which ends on January 1, 2002. The capability to conduct business in national currencies will be retained as long as necessary. The costs associated with these changes are estimated at $100 million, of which some $20 million had been incurred and expensed by the end of 1998.

     It is difficult to predict whether the euro will affect the level or volatility of foreign exchange rates. However, we do not expect that the introduction of the euro will have a significant effect on the Group's results of operations, its financial position or liquidity.

ENVIRONMENTAL INVESTMENT

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Operating expenditure (a)...................................        539        477        620
Capital expenditure (b).....................................        426        376        370
Clean-ups...................................................        129        129        146

------------

(a) Expenditure for 1998 includes $44 million (1997 $10 million) incurred by the BP/Mobil joint venture.

(b) Expenditure for 1998 includes $89 million (1997 $69 million) incurred by the BP/Mobil joint venture.

     Operating and capital expenditure on the prevention, control, abatement or elimination of air, water and solid waste pollution is often not incurred as a separately identifiable transaction. Instead, it forms part of a larger transaction which includes, for example, normal maintenance expenditure. The figures for environmental operating and capital expenditure in the table are therefore estimates, based on the definitions and guidelines of the American Petroleum Institute.

     Operating and capital environmental expenditure and amounts spent on clean-ups were at much the same level as in 1997 and similar levels of operating and capital expenditure are expected in the foreseeable future. In addition to operating and capital expenditure, the Group charges to current profits provisions for future environmental remediation. Expenditure against such provisions is normally incurred in subsequent periods and is not included in environmental operating expenditure reported for such periods.

     Provisions for environmental remediation are made when a clean-up is probable and the amount reasonably determinable. Generally, their timing coincides with commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

     The extent and cost of future remediation programs are inherently difficult to estimate. They depend on the scale of any possible contamination, the timing and extent of corrective actions, and also BP Amoco's share of the liability. Although the cost of any future remediation could be significant, and may be material to the result of operations in the period in which it is recognized, we do not expect that such costs will have a material effect on BP Amoco's financial position or liquidity. We believe our provisions are sufficient for known requirements; and we do not believe that our costs will differ significantly from those of other companies engaged in similar industries or that our competitive position will be adversely affected as a result.

     In addition, we make provisions to meet the cost of eventual decommissioning of our oil- and gas-producing assets and related pipelines.

     Further details of decommissioning and environmental provisions appear in
Item 18 -- Note 27 of Notes to Financial Statements. See also Item 1 -- Description of Business -- Environmental Protection.

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